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                                        [EXHIBIT 23]
SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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                                        :
CLAIRE RAND and JERRY KRIM,             :
                                        :
                   Plaintiffs,          :
                                        :     CLASS ACTION
      -against-                         :     COMPLAINT
                                        :
ITT CORPORATION, BETTE B. ANDERSON,     :     Index No.
RAND V. ARASKOG, NOLAN D. ARCHIBALD,    :     97101170
ROBERT A. BOWMAN, ROBERT A. BURNETT,    :
PAUL G. KIRK, EDWARD C. MEYER,          :
BENJAMIN F. PAYTON, VIN WEBER,          :
MARGARITA E. WHITE and KENDRICK R.      :
WILSON, III,                            :
                                        :
                   Defendants.          :
                                        :
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      Plaintiffs, by their undersigned attorneys, for their Class Action
Complaint, allege, upon personal knowledge as to themselves and their own acts and information and belief as to all other matters, as follows:

                                   THE PARTIES

      1. Plaintiff Claire Rand is, and at all relevant times has been, the owner of shares of ITT Corporation ("ITT" or the "Company").

      2. Plaintiff Jerry Krim is, and at all relevant times has been, the owner of shares of ITT.

      3. ITT is a corporation duly organized and existing under the laws of the State of Nevada. ITT's headquarters are located in this county at 1330 Avenue of the Americas,

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New York, New York. ITT is a global enterprise engaged in four major business areas: hotels, gaming, entertainment and information Services. Some of its famous name-brands include Sheraton Hotels, Caesars World, the New York Knickerbockers, the New York Rangers and Madison Square Garden. As of March 25, 1996, ITT had 117,311,338 shares of stock outstanding and trading on the New York Stock Exchange. ITT is a successor to the old ITT Corp., which split into three separately listed public companies in 1996, and whose stocks are separately listed on the New York Stock Exchange. In addition to the new ITT, the old ITT split up into ITT Hartford and ITT Industries.

      4. Bette B. Anderson ("Anderson") is a director of ITT and has been since 1995. She was a director of the old ITT from 1981 to 1995. As a non-employee director, Anderson receives an annual retainer of $48,000.

      5. Rand V. Araskog ("Araskog") is Chairman and Chief Executive Officer of ITT and has been since 1995. He was a director of the old ITT from 1977 to 1995, Chief Executive Officer from 1979 to 1995, Chairman of the Board from 1980 to 1995, and President from 1991 to 1995. In 1995, Araskog received total compensation of over $4,500,000.

      6. Nolan D. Archibald ("Archibald") is a member of the ITT Board of Directors and has been since 1995. He was a member of the Board of Directors of the old ITT from 1991

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to 1995. As a non-employee director, Archibald receives an annual retainer of
$48,000.

      7. Defendant Robert A. Bowman ("Bowman") is the President and Chief Operating Officer of ITT, a position he has held since 1995. He has been a member of the Board of Directors of ITT since 1995. He served in several executive capacities of the old ITT from 1990 to 1995. In 1995, Bowman received total compensation from ITT of about $1,200,000.

      8. Robert A. Burnett ("Burnett") is a director of ITT and has been since 1995. He was a director of the old ITT from 1985 to 1995. As a non-employee director, Burnett receives an annual retainer of $48,000.

      9. Paul G. Kirk, Jr. ("Kirk") is a director of ITT and has been since 1995. He was a director of the old ITT from 1986 to 1995. As a non-employee director, Kirk receives an annual retainer of $48,000.

      10. Edward C. Meyer ("Meyer") is a director of ITT and has been since 1995. He was a director of the old ITT from 1986 to 1995. As a non-employee director, Meyer receives an annual retainer of $48,000.

      11. Benjamin F. Payton ("Payton") is a director of ITT and has been since 1995. He was a director of the old ITT from 1986 to 1995. As a non-employee director, Payton receives an annual retainer of $48,000.

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      12. Vin Weber ("Weber") is a director of ITT and has been since 1996. He is also a director of ITT Educational Services, Inc., a subsidiary of ITT. As a non-employee director, Payton receives an annual retainer of $48,000.

      13. Margarita E. White ("White") is a director of ITT and has been since 1995. She was a director of the old ITT from 1980 to 1995. As a non-employee director, White receives an annual retainer of $48,000. She is also a director of ITT Educational Services, Inc., a subsidiary of ITT.

      14. Kedrick R. Wilson, III ("Wilson") is a director of ITT and has been since 1996. He is managing director of Lazard Freres & Co. LLC. Lazard Freres performed various services for ITT and received substantial fees in 1995, and it is believed that Lazard Freres also performed services and received substantial fees in 1996. As a non-employee director, Payton receives an annual retainer of $48,000.

      15. The persons named in paragraphs 4 through 14 shall be collectively referred to herein as the "Individual Defendants."

      16. The Individual Defendants, by reason of their corporate directorships and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner, and in the best

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interests of the Company's shareholders. They were and are required to use their ability to control and manage the Company in a fair, just and equitable manner; to act in furtherance of the best interests of the Company's shareholders; to refrain from abusing their positions of control; and not to favor their own interests at the expense of the Company's shareholders.

      17. Each Individual Defendant herein is sued individually as a conspirator and aider and abettor, as well as in his or her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                        CLASS REPRESENTATION ALLEGATIONS

      18. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Section 901 of the C.P.L.R., on behalf of all purchasers of all shareholders of ITT (except the (except the defendants herein, the Individual Defendants and members of their immediate families, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

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      19. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote.

      20. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

      (a) whether defendants have breached their fiduciary duties by engaging in concerted and continual action to entrench themselves in their lucrative positions at the expense of ITT's public stockholders;

      (b) whether defendants are unlawfully impeding possible takeover attempts at the expense of ITT's public stockholders;

      (c) whether defendants have failed and will fail to negotiate in good faith with prospective purchasers of the Company; and

      (d) whether the plaintiffs and other members of the class would be irreparably damaged were the defendants not enjoined from the conduct described hereinbelow.

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      21. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of the plaintiffs are typical of the claims of other members of the class, and plaintiffs have the same interests as the other members of the class. Plaintiffs are adequate representatives of the class.

                               FACTUAL BACKGROUND

      22. In November 1995, the Board of Directors of ITT enacted a "poison pill," a device designed to make it prohibitively expensive for any third party to acquire ITT unless the acquisition is approved by the Board of Directors, whose members are named as defendants herein.

      23. On January 27, 1997, Hilton Hotels Corporation ("Hilton") announced that it had made a hostile bid to acquire ITT for $55 per share, or a total of a $6.4 billion plus the assumption of debt.

      24. In making the bid, Hilton said that "with ITT's cooperation, an ensuing review of private information could result in an even higher bid."

      25. Hilton owns, manages or franchises about 230 hotels across the United States, including the Waldorf Astoria in New York.

      26. According to the January 28, 1997, edition of The New York Times, in making the offer, Stephen F. Bollenbach,

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Chief Executive Officer of Hilton ("Bollenbach"), stated that he made the hostile bid only after defendant Araskog had indicated last fall that he did not want to discuss a deal.

      27. The offer was made by way of letter from Bollenbach to Rand. In the letter, Bollenbach indicated that he was prepared to meet with Araskog and his advisors to arrive at a negotiated transaction.

      28. Although Rand indicated that the ITT board would make a recommendation within ten days, it is clear by his past conduct that ITT will reject the offer out of hand.

      29. Indeed it was reported in The New York Times on January 29, 1997, that analysts expected that consistent with ITT's previous rebuff to Hilton, ITT would fight Hilton's takeover proposal.

      30. Hilton has made it clear that the $55 per share proposal was only an opening bid but that any increase in consideration was dependent on ITT agreeing to come to the bargaining table.

      31. The provisions of the poison pill, as amended, seek to make any unfriendly takeover of the Company too costly for a potential acquirer.

      32. The poison pill was enacted by the Individual Defendants in order to deter competitive bidding for ITT and to entrench themselves in office.

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      33. Furthermore, the poison pill creates an unlevel playing field between a bidder for the Company and management. It provides a competitive advantage to management personnel interested in acquiring the Company, while providing additional defenses to management against a takeover by a third party.

      34. The Individual Defendants have at all times been fiduciaries of ITT shareholders. As set forth herein, they have breached and are continuing to breach their fiduciary duties to ITT's shareholders in order to entrench themselves in office and to continue receiving their compensation, fees and emoluments of office.

      35. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their refusal to negotiate the possible acquisition of ITT and to provide confidential information.

      36. Plaintiffs and the other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of ITT's assets and businesses, and have been and will be prevented from obtaining a fair price for their shares of the Company's common stock.

      37. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the class, and

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will entrench themselves in their corporate offices, all to the irreparable harm of the class, as aforesaid.

      38. Plaintiffs and the class have no adequate remedy at law.

      WHEREFORE, plaintiffs demand judgment in their favor and in favor of the class and against defendants as follows:

      A. Determining that this class action is a proper class action under
Section 901 of the C.P.L.R.;

      B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the class by announcing their intention to:

            1. cooperate fully with any person or entity, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company;

            2. undertake an appropriate evaluation of ITT's worth as a merger/acquisition candidate;

            3. take all appropriate steps to enhance ITT's value and attractiveness as a merger/acquisition candidate;

            4. take all appropriate steps to effectively expose ITT to the marketplace in an effort to create an active auction for ITT;

            5. act independently so that the interests of ITT's public stockholders will be protected; and

            6. adequately ensure that no conflicts of interest exist between individual defendants' own interest

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and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of ITT's public stockholders;

      C. Ordering the individual defendants to carry out their fiduciary duties to plaintiffs and the class and requiring them to respond in good faith to any bona fide potential acquirers of ITT;

      D. Preliminarily and permanently enjoining the implementation of the Company's poison pill, as amended, and the delivery of rights thereunder;

      E. Awarding plaintiffs the costs and disbursements of the action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

      F. Granting such other and further relief as may be just and proper.

Dated: January 29, 1997             Yours, etc.

                                    Jules Brody
                                    Mark Levine
                                    STULL, STULL & BRODY
                                    6 East 45th Street
                                    New York, NY 10017
                                    (212) 687-7230

                                    Harvey Greenfield
                                    LAW FIRM OF HARVEY GREENFIELD
                                    10 East 40th Street
                                    New York, NY 10016
                                    (212) 679-0600

                                    Attorneys for Plaintiffs